As filed with the Securities and Exchange Commission on March 21, 2005, Registration No. 333-______

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Viropro, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	**13-3124057**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
4480 Cote de Liesse Suite 355 Montreal, Quebec, Canada	H4N 2R1
(Address of principal executive offices)	(Zip Code)

CONSULTING AGREEMENTS WITH EACH OF GEORGES AMAR, YANN CAREL, ANDRE ELKAIM, NATHALIE LAURIER, SUZAN REINHARZ, RICHARD IAM-LEE, DANIEL SHAMIR DR. PETER TIJSSEN, RUTH VIGNEAULT
(Full title of the plan)

Irving Rothstein, Esq.
Law Offices of Irving Rothstein
1060 East 23rd Street
Brooklin, New York 11210
(718) 513-4983
(Name and address of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $.001 par value	850,000	$0.26	$255,000	$26.01

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), the closing sales price on the OTC:BB on March 18, 2005.

IN ADDITION TO THE PROSPECTUS REQUIRED TO BE INCLUDED IN THIS REGISTRATION STATEMENT ON FORM S-8, AN ADDITIONAL PROSPECTUS PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF FORM S-3 IS FILED HEREWITH PURSUANT TO GENERAL INSTRUCTION C TO FORM S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents filed by *VIROPRO*, Inc. (the "Registrant") with the Securities and Exchange Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") are incorporated herein by reference:

   (a)   The Registrant's Annual Report on Form 10-KSB, filed on March 14, 2005, for the year ended November 30, 2004;

   (b)   The Registrant's Current Report on Form 8-K, filed on December 1, 2004;

         The Registrant's Current Report on Form 8-K, filed on December 7, 2004;

         The Registrant's Current Report on Form 8-K, filed on January 26, 2005;

         The Registrant's Current Report on Form 8-K, filed on February 7, 2005;

         The Registrant's Current Report on Form 8-K, filed on February 8, 2005;

         The Registrant's Current Report on Form 8-K, filed on February 8, 2005.

   (c)   The Registrant's Registration Statement on Form 8-A filed November 5, 1982.

All documents filed subsequent to the date of this Registration Statement pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4. DESCRIPTION OF SECURITIES.

  Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

  Not Applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.751 of the General Corporation law of the State of Nevada, under which the Registrant is organized, empowers a corporation, subject to certain limitations, to indemnify its officers, directors, employees and agents, or others acting in similar capacities for other entities at the request of the Registrant, against certain expenses, including attorneys fees, judgments, fines and other amounts which may be paid or incurred by them in their capacities as such officers, directors, employees and agents.

The Registrant's certificate of incorporation authorizes the board of directors to indemnify officers, directors, employees and agents to the fullest extent permitted by law.

The Registrant's bylaws authorize the board of directors to indemnify officers, directors, employees and agents the same circumstances set forth in the certificate of incorporation. The bylaws also authorize the Registrant to purchase liability insurance for the benefit of officers, directors, employees and agents and to enter into indemnity agreements with officers, directors, employees and agents.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8. EXHIBITS.

Exhibit
Number --Description
---------- --

5.1   Opinion of law offices of Irving Rothstein, as to the legality of the common stock being registered.

10.1   Consulting Agreement that the Registrant entered into on December 1, 2004 with Georges Amar.

10.2   Consulting Agreement that the Registrant entered into on December 1, 2004 with Yann Carel.

10.3   Consulting Agreement that the Registrant entered into on December 1, 2004 with Andre Elkaim.

10.4   Consulting Agreement that the Registrant entered into on December 1, 2004 with Nathalie Laurier.

10.5   Consulting Agreement that the Registrant entered into on December 1, 2004 with Suzan Reinharz.

10.6   Consulting Agreement that the Registrant entered into on December 1, 2004 with Richard Lee.

10.7   Consulting Agreement that the Registrant entered into on January 1, 2005 with Daniel Shamir.

10.8   Consulting Agreement that the Registrant entered into on December 1, 2004 with Dr. Peter Tijssen.

10.9   Consulting Agreement that the Registrant entered into on December 1, 2004 with Ruth Vigneault.

23.1   Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).

23.2   Consent of Stark Winter Schenkein & Co., LLP.

23.3   Consent of Bennett Thrasher PC

ITEM 9. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)　　　　To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

       (ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective Registration Statement;

       (iii)   To include any additional or changed material information with respect to the plan of distribution;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)　　　　That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)　　　　To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS
TO
REGISTRATION STATEMENT
ON
FORM S-8
UNDER
THE SECURITIES ACT OF 1933

VIROPRO, INC.
(EXACT NAME OF ISSUER AS SPECIFIED
IN ITS CHARTER)

March 18, 2005.

EXHIBIT INDEX

Exhibit
Number   Description
----------   --

5.1   Opinion of law offices of Irving Rothstein, as to the legality   of the common stock being registered.

10.1   Consulting Agreement that the Registrant entered into on December 1, 2004 with Georges Amar.

10.2   Consulting Agreement that the Registrant entered into on December 1, 2004 with Yann Carel.

10.5   Consulting Agreement that the Registrant entered into on December 1, 2004 with Andre Elkaim.

10.6   Consulting Agreement that the Registrant entered into on December 1, 2004 with Nathalie Laurier.

10.5   Consulting Agreement that the Registrant entered into on December 1, 2004 with Suzan Reinharz.

10.6   Consulting Agreement that the Registrant entered into on December 1, 2004 with Richard Lee.

10.7   Consulting Agreement that the Registrant entered into on January 1, 2005 with Daniel Shamir.

10.8   Consulting Agreement that the Registrant entered into on December 1, 2004 with Dr. Peter Tijssen.

10.9   Consulting Agreement that the Registrant entered into on December 1, 2004 with Ruth Vigneault.

23.1   Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).

23.2   Consent of Stark Winter Schenkein & Co., LLP.

23.3   Consent of Bennett Thrasher PC

<u>Prospectus</u>

150,000 Shares of Common Stock of

VIROPRO, INC.

_____

This Prospectus relates to an aggregate of 150,000 shares of our common stock, par value $.001 per share. All of the shares offered herby are for resale by the selling stock holder identified herein under "Selling Security Holders." Our common stock trades on the OTC:BB under the symbol VPRO.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

_____

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

_____

The date of this Prospectus is March 17, 2005.

TABLE OF CONTENTS

No person has been authorized by us to give any information or to make any representations not contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been so authorized. This prospectus does not constitute an offer of any interest in our shares in any state or other jurisdiction where such offer would be unlawful. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create an implication that the information herein is correct as of any time subsequent to its date.

THE COMPANY

VIROPRO, INC., a Nevada corporation, is actively looking for revenue producing acquisition targets in diverse business areas in an effort to provide a potential of continued shareholder value. The focus is in the Life Sciences Markets which includes healthcare and biotechnology. No potential acquisition targets have been finalized as of this date and there can be no guarantees that a suitable company can be found.

Our principal executive offices are located at 4480 Cote de Liesse Suite 355, Montreal Quebec H4N 2R1 Canada and our telephone number at that location is (514) 731-5552.

RISK FACTORS

THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE RISKS DESCRIBED BELOW. BEFORE SUBSCRIBING FOR THE SECURITIES OFFERED HEREBY, EACH PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

You should carefully consider the following facts and other information in this prospectus. Since we are a shell company with no operations, the following risk factors assume the successful completion of the acquisition and or development of business and operations except for the risk factors regarding the limited market for securities and penny stock.

Since we have only a limited operating history, it is difficult for you to evaluate if we are a good investment.

We face all of the risks and uncertainties encountered by early-stage, biotech and technology companies. As a result, an investment in our offering is quite speculative since we have no real track record for you to evaluate our true value and future prospectus.

The independent auditor has expressed concern over our ability to remain in business and if we go out of business your investment will be lost.

In its report on the audited financial statements, the auditor has stated that there is a substantial doubt as to whether we will be able to remain in business for even the next twelve months. The auditor's concern is based upon our continued losses. While we hope to raise the funds necessary to implement our business plan and increase sales, if we fail and its concerns are proven accurate, any investment in our securities will likely be lost.

We have incurred substantial losses and anticipate even more losses in the future which may cause us to become insolvent.

We currently do not have any operating business and no business revenue. As of November 2004, we reported an accumulated deficit of $3,139,623. Continuing operating losses will likely have a material adverse impact on our ability to conduct its business.

We need substantial additional financing or we will be unable to complete our business plan and then, our operations will likely cease or be significantly curtailed.

Our strategy is to grow through acquisitions, which may be consumed by the issuance of common stock, the payment of cash or a combination of the two. In order to accomplish our goals, until we are able to realize sufficient revenues from operations, we anticipate that we will need to raise substantial amounts of capital. There can be no assurance that we will be able to raise such additional financing on favorable terms or at all. Failure to obtain such financing could jeopardize our ability to attain our growth strategy. We will not receive any proceeds from this offering.

The market within the Life Sciences market is intensely competitive and subject to rapid advancement in technical production, modification and change. The Company may not be able to be competitive or be able to identify competitive advantages within the market to enable its viability within the market.

We compete with entities which have far greater financial resources and greater numbers of qualified technical personnel than us. There can be no assurance that we will be able to successfully compete for customers in our market.

There is only a limited market for our securities so any purchasers of the securities offered hereby may have difficulty reselling them.

Our securities currently trade on the OTC Bulletin Board and trading volume generally is not at a high level. As a result, there is a limited market in our securities and there can be no assurance that a more active market will develop. Accordingly, purchasers of the shares of common stock offered hereby may find that their investment is illiquid to a greater or lesser extent.

We are unable to predict the effect that sales made under Rule 144, may have on any then-prevailing market price for our securities, although it is likely that sales of large number of shares would depress the market price for the common stock.

As of March 15, 2005, approximately 4,800,000 of our outstanding shares were "restricted securities" or shares held by "affiliates" of the Company, as those terms are defined in Rule 144 promulgated under the Act and may be sold only in compliance with such Rule, pursuant to registration under the Act or pursuant to another exemption therefrom. Generally, under Rule 144, each person holding restricted securities for a period of one year and each person who is an affiliate and holds shares that are not restricted may, every three months, sell in ordinary brokerage transactions an amount of shares which does not exceed the greater of (i) 1% of our then outstanding common stock or (ii) the average weekly volume of trading of such common stock as reported during the preceding four calendar weeks and certain non-affiliated persons may sell without regard to such restrictions after holding restricted securities for two years.

There is no guarantee that we will be able to achieve our plan to generate revenue through acquisitions or business development.

In order to achieve revenue, we will have to expand our marketing, sales and business development efforts and develop a network of marketing and sales representatives and/or acquire other companies. There can be no assurance that we will be able to build such a marketing staff or sales force, that the cost of establishing such a marketing staff or sales force will not exceed any product revenues, or that our direct sales and marketing efforts will be successful. Similarly, there can be no assurance that we will be able to acquire other companies or even if acquired, whether such acquisitions will be beneficial to us.

The marketing and sale of services of the type proposed to be sold by us entails a risk of product liability claims and claims of omission by consumers and others.

While we have a general policy of disclaiming liability arising from its work, we have no liability insurance covering these areas. In the event of a successful liability claim against us, lack of insurance coverage could have a material adverse effect on us.

Possible issuance of substantial amounts of additional shares without stockholder approval which would cause shareholder dilution.

We have an aggregate of approximately 10,600,000 shares of common stock authorized but unissued and not reserved for specific purposes. All of such shares may be issued without any action or approval by our stockholders. Although there are no other present agreements, commitments or undertakings with respect to the issuance of additional shares, or securities convertible into any such shares, any shares issued would further dilute the percentage ownership held by purchasers of the shares of common stock offered hereby and would likely have an adverse impact on the market price of our common stock.

We intend to acquire other companies and businesses and may use its stock as consideration therefore. This may result in a dilution of the percentage of the equity to be owned by the purchasers of common stock in this Offering.

In addition, such acquisitions may involve speculative and risky undertakings by the Company. We do not, in general, intend to submit acquisition to stockholder vote, except as will be required by Illinois law.

Our shares are considered "Penny Stock" and due to regulatory rules applicable to the public sale of penny stock shares, you may find it more difficult to resale these shares.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, purchasers of the Common Stock in this Offering may find it more difficult to sell their shares.

SELLING SECURITY HOLDERS

The shares may be offered by the Selling Shareholder from time to time at prevailing market prices. The following table sets forth with respect to the Selling Shareholder: (i) the number of shares of our common stock beneficially owned by him prior to the offering; (iii) the amount to be offered for his account; and (iv) the amount and percentage of the outstanding Common Stock to be owned by him after the offering if he sells all shares offered, and all other factors remain constant.

Name and Relationship	Securities Owned Before Offering	Shares Offered	Shares Owned After Offering
Richard Lee (President Viropro, Inc.)	695,015 *	150,000	545,015 *

_____

* This includes 345,015 shares in the name of Sunev Investment Limited which are beneficially held by Richard Lee.

PLAN OF DISTRIBUTION

The Selling Shareholder intends to sell the shares offered hereby from time to time for his own account in the open market at the prices prevailing therein or in individually negotiated transactions at such prices as may be agreed upon. The Selling Shareholder will bear all expenses with respect to the offering of shares by him except the costs associated with registering his shares under the Act and preparing and printing this Prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by the Company with the Commission are incorporated herein by reference:

The Registrant's Annual Report on Form 10-KSB, filed on March 14, 2005, for the year ended November 30, 2004;

The Registrant's Current Report on Form 8-K, filed on December 1, 2004;

The Registrant's Current Report on Form 8-K, filed on December 7, 2004;

The Registrant's Current Report on Form 8-K, filed on January 26, 2005;

The Registrant's Current Report on Form 8-K, filed on February 7, 2005;

The Registrant's Current Report on Form 8-K, filed on February 8, 2005;

The Registrant's Current Report on Form 8-K, filed on February 8, 2005.

The Registrant's Registration Statement on Form 8-A filed November 5, 1982.

In addition, all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of each such report or document.

We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated herein by reference. Requests should be addressed to: Serge Beausoleil, 4480 Cote de Liesse Suite 355 Montreal Quebec H4N 2R1 Canada. Requests may also be made to Mr. Beausoleil via telephone at (514) 731-5552.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith are obligated to file reports, proxy statements and other information with the Securities and Exchange Commission. Such Reports, proxy statements and other information filed by us can be inspected and copied at the Public Reference Section of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information about the operation of the Public Reference Section can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web Site that contains reports, proxy and information statements and other information regarding the Company. This material can be found at http://www.sec.gov.

Section 78.751 of the General Corporation law of the State of Nevada, under which the Registrant is organized, empowers a corporation, subject to certain limitations, to indemnify its officers, directors, employees and agents, or others acting in similar capacities for other entities at the request of the Registrant, against certain expenses, including attorneys fees, judgments, fines and other amounts which may be paid or incurred by them in their capacities as such officers, directors, employees and agents.

The Registrant's certificate of incorporation authorizes the board of directors to indemnify officers, directors, employees and agents to the fullest extent permitted by law.

The Registrant's bylaws authorize the board of directors to indemnify officers, directors, employees and agents the same circumstances set forth in the certificate of incorporation. The bylaws also authorize the Registrant to purchase liability insurance for the benefit of officers, directors, employees and agents and to enter into indemnity agreements with officers, directors, employees and agents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, the Province of Quebec on the 18th day of March 2005.

VIROPRO, INC

By:/s/ Richard Lee

Richard Lee
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities indicated on the 18th day of March 2005.

/s/RICHARD LEE

Richard Lee
Sole Officer and Sole Director

Exhibit 5.1

LAW OFFICES OF IRVING ROTHSTEIN

ATTORNEY AT LAW
1060 EAST 23rd STREET
BROOKLYN, N.Y. 11210
(718) 513-4983

TELECOPIER
(718) 228-5639

E-MAIL
irv@irlegal.com

March 18, 2005

Board of Directors
Viropro, Inc.
4480 Cote de Liesse Suite 355
Montreal Quebec H4N 2R1 Canada

Gentlemen:

As counsel for your Company, I have examined your certificate of incorporation, by-laws, and such other corporate records, documents and proceeding and such questions of law as I have deemed relevant for the purpose of this opinion.

I have also, as such counsel, examined the Registration Statement (the "Registration Statement") of your Company on Form S-8, covering the registration under the Securities Act of 1933, as amended, of 850,000 shares of the Company's Common Stock which are to be issued to consultants of the Company (the "Consulting Stock"), as well as the "reoffer prospectus".

On the basis of such examination, I am of the opinion that:

i.   The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada, with corporate power to conduct its business.

ii.   The Company has an authorized capitalization of 20,000,000 Shares of Common Stock.

3.   The Consulting Stock have been duly and validly authorized and when issued will represent fully paid and non-assessable shares of the Company's Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Irving Rothstein
Irving Rothstein

Exhibit 10.1

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

           (the "Company") OF THE FIRST PART

AND: **Georges Amar,** a body politic, located at 551Tait Avenue, Montreal Quebec;

           (the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the biotechnology and biopharmaceutical markets. This business development activity will be solely within the biotech sector and will include market scanning, identification of acquisition targets or business opportunities with immediate revenue potential, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process of a non-Canadian company. This will include national and international opportunities.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period of **four (4) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 175,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ST OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Georges Amar   /s/ Richard Lee_____
Georges Amar   Richard Lee

Exhibit 10.2

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Yann Carel,** a body politic, located at 10, rue des Ardennes, La Prairie Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies or development of new ventures within the biotechnology and biopharmaceutical markets. This business development activity will be solely within the biotech sector and will include the identification of acquisition targets or business opportunities with short-term or immediate revenue potential. This will include national and international opportunities.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2.   TERM

The present agreement will be effective for a period of **four (4) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3.   MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 125,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4.   TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5.   NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6.   CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ˢᵗ OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Yann Carel   /s/ Richard Lee_____
Yann Carel   Richard Lee

Exhibit 10.3

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Andre Elkaim,** a body politic, located at 1 Holiday Drive Suite 155 Montreal (Pointe Claire), Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the biopharmaceutical market. With his expertise and depth of knowledge in the pharmaceutical sector, the Consultant will evaluate biopharmaceutical products and their viability and adaptability to various markets. He will Consult frequently with the Scientific Council of Viropro Pharma, wholly owned subsidiary.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period of **four (4) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 125,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ST OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Andre Elkaim   /s/ Richard Lee_____
Andre Elkaim   Richard Lee

Exhibit 10.4

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Nathalie Laurier,** a body politic, located at2997 avenue des Aristocrates, Laval Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that she will at all times faithfully, industriously, and to the best of her skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the Life Sciences markets, which includes healthcare, and biotechnology. Acquisitions of revenue producing companies in other markets may also be considered by the Company. This business development activity will include market scanning, identification of international acquisition targets outside of Canada, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process of a non-Canadian company.

It is also understood and agreed to by the Consultant that her assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2.   TERM

The present agreement will be effective for a period of **three (3) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3.   MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 65,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4.   TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5.   NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada,

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6.   CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of her Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep her clientele and this without any *recurs*.

8. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that she has read and understands this agreement, and acknowledges that she has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1st OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Nathalie Laurier   /s/ Richard Lee
Nathalie Laurier   Richard Lee

Exhibit 10.5

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Suzan Reinharz,** a body politic, located at 250 Clarke, Montreal Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that she will at all times faithfully, industriously, and to the best of her skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the Life Sciences markets, which includes healthcare, and biotechnology. Acquisitions of revenue producing companies in other markets may also be considered by the Company. This business development activity will include market scanning, identification of international acquisition targets outside of Canada, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process of a non-Canadian company.

It is also understood and agreed to by the Consultant that her assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2.   TERM

The present agreement will be effective for a period of **four (4) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3.   MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 125,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4.   TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5.   NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada,

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6.   CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of her Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep her clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that she has read and understands this agreement, and acknowledges that she has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ˢᵗ OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Suzan Reinharz_____   /s/ Richard Lee_____
Suzan Reinharz   Richard Lee

Exhibit 10.6

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada**,** legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Richard Sew-lam Lee,** a body politic, located at 391A Orchard Road #26-01, Ngee Ann City, Singapore 238873;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company as Director and President.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2.   TERM

The present agreement will be effective for a period of **five (5) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3.   MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 150,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4.   TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5.   NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6.   CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ˢᵗ OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Richard Lee_____   /s/ Richard Lee_____
Richard Lee   Richard Lee

Exhibit 10.7

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

          (the "Company") OF THE FIRST PART

AND: **Daniel Shamir,** a body politic, located at 112 Place Aldred, Montreal Quebec;

          (the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. **DUTIES**

  The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the technology market. This business development activity will be solely within this sector and will include an introduction to Company's in the technology sector which are generating revenue and which maybe targets for acquisition.

  It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

  The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period of **two (2) months**, starting on the 1ˢᵗ of January, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 15,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ST OF January, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Daniel Shamir   /s/ Richard Lee_____
Daniel Shamir   Richard Lee

Exhibit 10.8

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Dr. Peter Tijssen,** a body politic, located at 76 Winston Circle, Pointe Claire Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required as member of the Scientific Advisory Council to 4257979 Canada Inc. (a/k/a Viropro Pharma), wholly owned subsidiary. As part of his duties he will advise this subsidiary towards its commercialization through the acquisitions of revenue-producing companies primarily within the biotechnology and biopharmaceutical markets as well as partnerships and agreements.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period of **three (3) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 15,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1ˢᵗ OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Dr. Peter Tijssen   /s/ Richard Lee_____
Dr. Peter Tijssen   Richard Lee

Exhibit 10.9

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

                                      (the "Company") OF THE FIRST PART

AND: **Ruth Vigneault,** a body politic, located at 586 Giraud Laval Quebec,

                                      (the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that she will at all times faithfully, industriously, and to the best of her skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company as associate to the Scientific Council of 4257979 Canada Inc. (a/k/a Viropro Pharma), wholly owned subsidiary. This will include setting the foundation for scientific activities and building the Company's portfolio either through structured international alliances or acquisition or development of products within this sector.

It is also understood and agreed to by the Consultant that her assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period of **three (3) months**, starting on the 1st of December, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 50,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada,

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of her Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep her clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that she has read and understands this agreement, and acknowledges that she has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 1st OF December, 2004.

Consultant   **VIROPRO, Inc.**

/s/ Ruth Vigneault   /s/ Richard Lee
Ruth Vigneault   Richard Lee

Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of ViroPro, Inc. dated March 18, 2005, of our report dated February 24, 2005, relating to the financial statements of ViroPro, Inc. as of November 30, 2004, and the year then ended.

/s/ Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Certified Public Accountants

March 18, 2005
Denver, Colorado

Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated March 17, 2004 relating to the November 30, 2003 financial statements of Viropro, Inc. included in the Form 10-KSBA as filed with the Securities and Exchange Commission on March 18, 2004.

/s/ Bennett Thrasher PC

Bennett Thrasher PC

Atlanta, Georgia
March 18, 2005